Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

NYSE (TV): Opening Bell with Dave LaValle

TRINITY CHAVEZ: We were just talking about the significance of today and reminiscing about your story that you, he started his career here on the trading floor in 1999. Tell me about that.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Look, I've been, uh, had the pleasure of, you know, celebrating lots of bell ringings and obviously starting my career down here on the floor of the American Stock Exchange. Then working on the floor, the, uh, um, New York Stock Exchange as well. It's the birthplace of ETFs and having the opportunity to celebrate GBTC's uplisting today is really full circle. It's really wonderful for us and the team.

CHAVEZ: You know, I was, um, listening to Michael speak in the boardroom. He was really giving such a heartfelt speech just about how he wouldn't be here when he first started as a first Grayscale employee back in 2015. Obviously it takes a hugely committed team to get here. I mean, how did you feel listening to these, these words?

LAVALLE: The New York Stock Exchange is about innovation. Grayscale's about innovation, Bitcoin and digital assets are about innovation. So it's really a perfect marriage between the New York Stock Exchange team and the grayscale team. It, it's really, really an awesome celebration.

CHAVEZ: And let's talk about how Grayscale is looking for SEC approval when it comes to spot Bitcoin ETFs. Tell me about this.

LAVALLE: It was a 10 year journey and about two and a half years ago when I joined, uh, the SEC kept on saying, no, no, no. And we kept on saying we're not gonna take no for an answer. And so, you know, we took this to our investors on the, for the benefit of our investors and really bringing this to New York Stock Exchange and innovating. And, you know, on January 11th when we launched the first spot, spot Bitcoin ETF in the US market, it was really, uh, you know, a bunch of perseverance and something that's very exciting for our investors and for our team.

CHAVEZ: And, you know, we're seeing a real big Bitcoin rally right now. I mean, how has this impacted Bitcoin ETFs across the sector?

LAVALLE: I mean, if you sum it up very simply, this is opening up, um, you know, democratizing an asset class and having a very large pool of investors have access to a new asset class. That's what ETFs have done for a very long time. Democratizing investing, uh, to the broadest range of investors. So, you know, the demand profile's going to increase and we've got a halving coming up in the next month or so. So that's gonna, you know, shrink the supply has to be positive for Bitcoin prices.

CHAVEZ: A lot of things to look out for. Thank you so much, Dave, for joining me.

LAVALLE: Thank you so much for having me.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.